Exhibit 4.10.1
FIRST AMENDMENT TO DEBENTURE REDEMPTION AGREEMENT
This First Amendment to Debenture Redemption Agreement (the “First Amendment”) is made and entered into as of the 2nd day of October, 2007 by and among PURE EARTH, INC., a Delaware corporation (the “Company”) and DYNAMIC DECISIONS STRATEGIC OPPORTUNITIES, a Cayman Islands corporation (the “Holder”).
BACKGROUND
The parties hereto are parties to a certain Debenture Redemption Agreement, dated as of August 17, 2007 (the “Original Redemption Agreement”) and now desire to amend the same, all as more fully set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Redemption Agreement.
NOW, THEREFORE, intending to be legally bound, and in consideration of the premises, mutual covenants, promises, agreements and undertakings, and the representations and warranties contained herein, the parties hereto agree as follows:
1. Amendment of Section 4 of the Original Redemption Agreement.
(a) The first sentence of Section 4 of the Original Redemption Agreement is amended to change the reference to “October 4, 2007” therein to “November 15, 2007”.
(b) Clause (b) of Section 4 of the Original Redemption Agreement is hereby amended and restated in its entirety as follows:
"(b) At least one business day prior to the Closing Date, the Company shall deliver to the Escrow Agent, good funds in the amount of the Purchase Price.”
2. No Other Changes. Other than the amendments set forth above, the Original Redemption Agreement shall remain in full force and effect and each party hereto hereby ratifies and confirms that the Original Redemption Agreement, as modified hereby, is enforceable in accordance with its terms.
3. Governing Provisions.
(a) Each party to this First Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this First Amendment.
(b) The provisions of this First Amendment may be waived, altered, amended, or repealed, in whole or in part, only on the written consent of all parties to this First Amendment.
(c) This First Amendment shall be binding upon and shall inure to the benefit of the Company and Holder and each of their respective successors and permitted assigns.
(d) This First Amendment shall be construed and enforced in accordance with the internal laws of the State of Delaware. Each party consents to the exclusive jurisdiction and venue of the state and federal courts located in the City of New York, Borough of Manhattan (the “New York Courts”) for the resolution of all disputes hereunder. Each party hereto irrevocably waives and agrees not to assert in any suit, action or proceeding any claim that it is not personally subject to the jurisdiction of such New York Courts or that the New York Courts are improper or an inconvenient venue for such proceedings. Each party waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof of via registered or certified mail or overnight delivery to such party at the address in effect for notices to it under this First Amendment.

(e) This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed and delivered on the date first above written.

HOLDER DYNAMIC DECISIONS STRATEGIC OPPORTUNITIES
By:	/s/ Alberto Micalizzi
Alberto Micalizzi, Chairman

COMPANY PURE EARTH, INC.
By:	/s/ Mark Alsentzer
Mark Alsentzer, Chief Executive Officer